EXHIBIT 1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")

Suite 900, 444-5 Avenue SW

Calgary, Alberta T2P 2T8

2.	Date of Material Change

January 19, 2022.

3.	News Release

A news release dated January 20, 2022, disclosing in detail the material summarized in this material change report was disseminated through the facilities of NewsFile and through the facilities of the Regulatory News Service on January 20, 2022 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed or quoted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On January 19, 2022, the Company executed the new modernized concession agreement (the "Agreement") with the Egyptian General Petroleum Corporation ("EGPC") consolidating and amending the Company's three existing Eastern Desert concession agreements: the West Gharib, West Bakr and North West Gharib concessions (the "Merged Development Area").

5.	Full Description of Material Change

5.1       Full Description of Material Change:

On January 19, 2022, the Company executed the Agreement with EGPC, which was ratified into law in December 2021 by the Egyptian parliament, consolidating and amending the Company's three existing Eastern Desert concession agreements (the West Gharib, West Bakr and North West Gharib concessions). The Agreement was executed at an official signing ceremony with the Ministry of Petroleum held on January 19, 2022.

Summary of the Agreement

The following is a summary of the Agreement and is subject to and qualified in its entirety by the full text of the Agreement. The executed Agreement has not yet been provided to the Company by the Ministry of Petroleum due to internal processes. Upon receipt of the executed Agreement, the Company expects to file it on its SEDAR profile at www.sedar.com, which Agreement may include redactions which are required by the parties to the Agreement and permitted under applicable securities laws.

The material terms of the Agreement are as follows:

•	The West Gharib, West Bakr, and North West Gharib concessions, including all existing development leases within these concessions, have been merged into the Agreement with a new 15-year development term and a five-year extension option.

•	The Company has paid the initial modernization payment of $15 million and signature bonus of $1 million as a precondition to the official execution of the Agreement. The equalization payment compensates EGPC for the improved fiscal terms on the underlying base forecasted production.
•	The Company will be required to pay an additional $10 million modernization payment on February 1 for each of the next five years beginning on February 1, 2022 until February 1, 2026. In addition, the Company has agreed to minimum financial work commitments of $50 million over each five-year period for the 15 years of the primary term (total $150 million). Amounts spent beginning on the Agreement effective date of February 1, 2020 will be included against the capital commitment. All investments which exceed the five-year minimum $50 million threshold will carry forward to offset against subsequent five-year commitments.
•	Modernized financial concession terms are reflected in the Agreement, which are to be applied from the February 2020 effective date of the Agreement, including:
o	Cost recovery oil - expenditures shall be recovered out of 40% of all petroleum produced from the Merged Development Area.
o	Profit oil – 60% of all petroleum produced from the Merged Development Area shall be split between the Company and EGPC on the following basis:

Brent Price US$/Bbl	Crude Oil produced (Bopd)
	Less than or equal to 5,000 Bopd		More than 5,000 Bopd and less than or equal to 10,000 Bopd		More than 10,000 Bopd and less than or equal to 15,000 Bopd		More than 15,000 Bopd and less than or equal to 25,000 Bopd		More than 25,000 Bopd
	EGPC %	Cont. %	EGPC %	Cont. %	EGPC %	Cont. %	EGPC %	Cont. %	EGPC %	Cont. %
Less than or equal to 40 US$	67	33	68	32	69	31	70	30	71	29
More than 40 US$ and less than or equal to 60 US$	68	32	69	31	70	30	71	29	72	28
More than 60 US$ and less than or equal to 80 US$	70	30	71	29	72	28	74	26	76	24
More than 80 US$ and less than or equal to 100 US$	72.5	27.5	73	27	74	26	76	24	78	22
More than 100 US$	75	25	76	24	77	23	78	22	80	20

o	Excess cost oil - In the event that the value of the cost recovery oil exceeds actual recoverable costs, the value of the excess cost recovery oil shall be shared between the Company and EGPC with the Company receiving 15% of the excess and EGPC receiving 85%.
o	Cost pools of $146 million from the three historical concessions will be recoverable from total production from the effective date and eligible capital costs expended from the effective date will be recovered over four years.
•	The Agreement merges the existing joint venture operating companies' (Dara Petroleum Company, West Bakr Petroleum Company and North West Gharib Petroleum Company) assets, facilities, and infrastructure into a new joint venture operating company in order to substantially increase operational efficiencies.
•	The merged concessions are comprised of ten development leases, which include a number of development leases approaching the end of their primary terms in the next few years. All of the development leases (each with a 20-year primary term) had a five-year extension available, however future investment under the existing concessions is challenged due to limited remaining tenure on some of the key development leases, and or their fiscal terms. All ten existing development leases are included in the Agreement.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Randy Neely, President and Chief Executive Officer, by telephone at +1.403.444.4781.

9.	Date of Report

January 28, 2022.

Advisory on Forward-Looking Information and Statements

Certain statements included in this material change report constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about the terms of the Agreement. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "will", "shall" or similar words suggesting future outcomes or statements. In particular, forward-looking information and statements contained in this document include, but are not limited to: the terms of the Agreement, including modernization payments, financial work commitments, and the modernization financial concession terms; the filing of the Agreement on SEDAR; and other matters. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this material change report, assumptions have been made regarding, among other things: that TransGlobe will have the available cash to fund the modernization payments; that TransGlobe will meet the financial work commitments; compliance with the terms of the Agreement by each of the parties thereto; anticipated production volumes; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; ability to file the Agreement on SEDAR; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things: risk that TransGlobe will not be able to meet the financial work commitments under the Agreement; risk that TransGlobe will not be able to make the modernization payments when due; operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; failure to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts, including the Agreement; risk that there may be a delay in filing of the Agreement on SEDAR and that the Agreement may need to be redacted prior to filing on SEDAR; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this material change report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this material change report are expressly qualified by this cautionary statement.